ⓘnvestor

03 SEP -9 AM 7:21

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


03029901

September 3, 2003

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

PROCESSED
SEP 11 2003
THOMSON FINANCIAL



Gunilla Swardh
Compliance Manager

Enclosure

dlw 9/9

investor

82-34698

Press Release

Stockholm, September 2, 2003

Hi3G awarded 3G license in Norway

The following information is being provided in connection with today's announcement that Hi3G has been awarded a license for the provision of third-generation mobile services in Norway:

Considering the build-out requirements, the other terms for the Norwegian license and the potential synergistic effects for Hi3G's two other third-generation mobile companies in Scandinavia (Sweden and Denmark), Investor AB estimates that its total shareholder's contribution to Hi3G still remains within the previously reported investment range of SEK 4-5 billion.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 70 624 2031